OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

American Equity Investment Life Holding Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

025676206

(CUSIP Number)

Firstar Capital Corporation
800 Nicollet Mall
Minneapolis, Minnesota, 55402
(612) 303-4130

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No.	025676206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Firstar Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Ohio

	7.	Sole Voting Power 1,875,000
Number of

Shares	8.	Shared Voting Power 0

Beneficially

Owned by Each	9.	Sole Dispositive Power 1,875,000

Reporting

Person	10.	Shared Dispositive Power 0

With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,875,000

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (9)

4.9%

14.	Type of Reporting Person (See Instructions)

CO

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (the “Statement”) relates to the Common Stock (the “Common Stock”), of American Equity Investment Life Holding Company (the “Issuer”), an Iowa corporation. The principal executive offices of the Issuer are located at 5000 Weston Parkway, Suite 440, West Des Moines, Iowa, 50266.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is filed on behalf of Firstar Capital Corporation (the “Reporting Person”). The Reporting Person is incorporated in the State of Ohio. The principal business of the Reporting Person is acting as a private equity investor. The address for its principal business as well as its principal office is:

800 Nicollet Mall
Minneapolis, Minnesota 55402

     During the last five years, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the Reporting Person’s executive officers or directors, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 1, 2003, U.S. Bancorp, a Delaware corporation, transferred 625,000 shares of the Issuer’s 1998 Series A Participating Preferred Stock (the “Series A Preferred”) as a contribution to capital to its wholly owned subsidiary, USB Holdings, Inc., a Delaware corporation. Subsequently, on August 1, 2003, USB Holdings, Inc. transferred these shares of the Series A Preferred as a contribution to capital to its wholly owned subsidiary, the Reporting Person. No consideration was paid in connection with either transfer.

     The shares of Series A Preferred became convertible into Common Stock on a 3-for-1 basis in connection with the December 9, 2003, completion of the Issuer’s initial public offering of its Common Stock. On July 27, 2004, the Reporting Person converted the 625,000 shares of Series A Preferred into 1,875,000 shares of the Common Stock. No consideration was payable in connection with the conversion of these shares.

ITEM 4. PURPOSE OF TRANSACTION.

     Except as set forth below, the Reporting Person does not have any plans or proposals which would relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

     The Reporting Person holds the shares of the Common Stock for investment. While the Reporting Person does not have any contracts or agreements to purchase shares of the Common Stock from any person, depending on various factors, including the Issuer’s business affairs, prospects, financial position, price levels of shares of the Issuer’s Common Stock, conditions in

3

the securities markets, general economic and industry conditions as well as other available opportunities, the Reporting Person will take such actions with respect to its investment in the Issuer, including the purchase of additional shares through open market purchases or privately negotiated transactions, tender offer or otherwise, as the Reporting Person deems appropriate in light of the circumstances existing from time to time. The Reporting Person may, and reserves the right to, sell some or all holdings of the Common Stock in the open market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Due to the number of outstanding shares of Common Stock at the time of the Issuer’s initial public offering in December 2003, the Reporting Person was deemed to beneficially own approximately 5.19% (determined as provided in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the outstanding shares of Common Stock at that time. However, according to the Issuer’s Form 10-Q for the quarterly period ended June 30, 2004, the Issuer had 38,257,812 shares of Common Stock outstanding as of July 29, 2004. The Reporting Person owns 1,875,000 shares of Common Stock. Accordingly, the Reporting Person apparently beneficially owns approximately 4.9% of the outstanding shares of Common Stock as of the date hereof.

     (b) The Reporting Person has sole voting and investment power as to all of the shares of Common Stock described in Item 5(a) of this Statement.

     (c) As further discussed in Item 3 of this Statement, on August 1, 2003, U.S. Bancorp transferred 625,000 shares of Series A Preferred to USB Holdings, Inc. Subsequently on August 1, 2003, USB Holdings, Inc. transferred all of these shares of Series A Preferred to the Reporting Person. On July 27, 2004, the Reporting Person converted the 625,000 shares of Series A Preferred into 1,875,000 shares of the Common Stock. No consideration was payable in connection with the transfers or the conversion of these shares.

     Except as described in this Statement, the Reporting Person has not, and to the knowledge of the Reporting Person, no director or executive officer of the Reporting Person has, effected any transaction in shares of Common Stock within 60 days prior to the date of this filing.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock held by the Reporting Person.

     (e) The Reporting Person is not aware of the exact date on which it ceased to beneficially own more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 3, 4 and 5 of this Statement are incorporated herein by reference.

     On August 1, 2003, U.S. Bancorp transferred 625,000 shares of Series A Preferred to USB Holdings, Inc. Subsequently on August 1, 2003, USB Holdings, Inc. transferred all of

4

these shares of Series A Preferred to the Reporting Person. No written agreement was executed regarding the transfer of the Series A Preferred to the Reporting Person.

     On July 27, 2004, the Reporting Person converted the 625,000 shares of Series A Preferred into 1,875,000 shares of Common Stock. No written agreement was executed regarding the conversion of these shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

5

SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2004

Firstar Capital Corporation
By:	/s/ Lawrence M. Backes
Lawrence M. Backes
Its:	President

6